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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2014 AND ENDING 09/30/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Loy, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 W Irvin Ave
(No. and Street)

State College (City) PA (State) 16804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Anderson 814-238-6249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Williams & Co., LLP
(Name – *if individual, state last, first, middle name*)

230 Wyoming Ave, 2nd Floor (Address) Kingston (City) PA (State) 18704 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/3
12/3

OATH OR AFFIRMATION

I, Brian Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Loy, Inc., as of November 18th, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Kelly A. Walker, Notary Public
State College Boro, Centre County
My Commission Expires Dec. 23, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NESTLERODE & LOY, INC.

ANNUAL FINANCIAL STATEMENTS

SEPTEMBER 30, 2015

Nestlerode & Loy, Inc.
Annual Financial Statements
Table of Contents
September 30, 2015

Report of Independent Registered Public Accounting Firm

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

We have audited the accompanying statement of financial condition of Nestlerode & Loy, Inc. as of September 30, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Nestlerode and Loy, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement preparation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nestlerode and Loy, Inc. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information presented in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Nestlerode and Loy, Inc.'s financial statements. The supplemental information is the responsibility of Nestlerode and Loy, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

J. H. Williams & Co., LLP

November 13, 2015

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Nestlerode and Loy, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nestlerode and Loy, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and 2) Nestlerode and Loy, Inc. stated that Nestlerode and Loy, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Nestlerode and Loy, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nestlerode and Loy, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

J. H. Williams & Co., LLP

November 13, 2015

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Nestlerode & Loy, Inc.
Statement of Financial Condition
September 30, 2015

ASSETS

Cash	$ 328,247
Receivables:	
Accounts receivable - brokers and dealers	10,806
Accounts receivable - 12b-1	4,020
Employee advances	369
Total receivables	15,195
Securities owned	27,949
Prepaid taxes and expenses	15,665
Deferred tax assets	2,002
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $178,806	37,820
	$ 426,878

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable - trade	$ 6,425
Accounts payable - 12b-1	2,010
Accrued salaries and wages	27,931
Accrued and withheld payroll taxes	5,020
Corporate Taxes Payable	9,188
Deferred Income Taxes	821
TOTAL LIABILITIES	51,395
STOCKHOLDERS' EQUITY	
Preferred stock	20,000
Common stock	24,200
Retained earnings	334,496
Accumulated other comprehensive loss	(3,213)
TOTAL STOCKHOLDERS' EQUITY	375,483
	$ 426,878

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Income and Comprehensive Income
For the year ended September 30, 2015

REVENUES		
Commissions		$ 375,904
Service fees and other income		846,931
	TOTAL REVENUES	1,222,835
EXPENSES		
Compensation		676,637
Employee benefits		74,152
Occupancy		61,747
Selling and administrative		358,070
	TOTAL EXPENSES	1,170,606
	INCOME FROM OPERATIONS	52,229
OTHER INCOME		
Interest and dividend income		2,169
	INCOME BEFORE INCOME TAXES	54,398
PROVISION FOR INCOME TAXES		
Federal income tax		10,167
State income tax		7,206
	TOTAL PROVISION FOR INCOME TAXES	17,373
	NET INCOME	$ 37,025
OTHER COMPREHENSIVE INCOME, NET OF TAX		
Unrealized losses on securities available-for-sale:		
Unrealized holding losses		(2,965)
	TOTAL COMPREHENSIVE INCOME	$ 34,060

The accompanying notes are an integral part of these financial statements.

Nestlerode and Loy, Inc.
Statement of Changes in Stockholders' Equity
For the year ended September 30, 2015

	Common Stock	Preferred Stock	Retained Earnings	Accumulated other Comprehensive Income (Loss)	Total
BALANCES - BEGINNING	$ 24,200	$ 20,000	$ 297,471	$ (248)	$ 341,423
Net income	-	-	37,025	(2,965)	34,060
BALANCES - ENDING	$ 24,200	$ 20,000	$ 334,496	$ (3,213)	$ 375,483

The accompanying notes are an integral part of these financial statements.

Nestlerode & Loy, Inc.
Statement of Cash Flows
For the year ended September 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 37,025
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	12,273
Deferred income taxes	3,244
(Increase) decrease in:	
Accounts receivable - brokers and dealers	21,044
Accounts receivable - 12b-1	50
Employee advances	284
Prepaid taxes and expenses	3,919
Increase (decrease) in:	
Accounts payable - trade	1,436
Accounts payable - 12b-1	(25)
Accrued salaries and wages	(39,739)
Accrued and withheld payroll taxes	431
Pension payable	(9,000)
Accrued corporate taxes	9,188
NET CASH PROVIDED BY OPERATING ACTIVITIES	40,130
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(9,675)
Purchases of securities owned	(1,859)
NET CASH USED IN INVESTING ACTIVITIES	(11,534)
CASH FLOWS FROM FINANCING ACTIVITIES	0
NET INCREASE IN CASH	28,596
CASH - BEGINNING	299,651
CASH - ENDING	$ 328,247
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Income taxes paid	$ 1,670

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Nestlerode & Loy, Inc. (formerly Nestlerode & Company, Inc.), (the "Company"), was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services and is registered with the Securities and Exchange Commission. The Company maintains an office in State College, PA.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2015.

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 and 7 years. Leasehold improvements are generally depreciated using the straight line method over 20 years. Computer software costs are amortized using the straight line method over 3 years. Maintenance and repairs are expensed as incurred and the costs of additions and improvements are capitalized. Depreciation and amortization expenses totaled $12,273 for the year ended September 30, 2015.

Income Taxes

The Company uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable income or which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Principal timing differences are due primarily to depreciation on property and equipment and charitable contributions expense.

As of September 30, 2015, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Company had no interest and penalties related to income taxes.

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2011.

Securities Owned

The Company classifies its marketable debt and equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are included in other comprehensive income.

Concentrations of Credit Risks

The Company's cash balances in financial institutions, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk.

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at RBC Correspondent Services, Minneapolis, Minnesota. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3(k)(2)(ii).

NOTE 5 – Securities Owned

The Company held $27,949 at September 30, 2015 in mutual funds. Fair values and unrealized holding gains and losses are summarized as follows:

	Cost	Fair Value	Unrealized Holding Gain (Loss)
T Rowe Price Prime Money Market Fund	$ 1	$ 1	$ 0
Franklin Custodian Funds Inc Income Series	15,943	13,220	(2,723)
Washington Mutual Investestors Fund	16,287	14,728	(1,559)
	$ 32,231	$ 27,949	$ (4,282)

The following schedule summarizes the investment return for the year ended

	Total
Interest income	$ 310
Dividend income	1,859
Realized gains (losses)	0
	$ 2,169

Fair Value:

The Company measures its financial instruments in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Fair Value Measurements are described below:

NOTE 5 – Securities Owned (Continued)

Level 1 -- Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2 -- Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3 -- Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The tables that follow set forth information about the level within the fair value hierarchy at which the Company's financial instruments are measured at September 30, 2015.

	Fair Value Measurements			
Assets:	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
Securities Owned				
T Rowe Price Prime Money Market Fund	$ 1	$ 0	$ 0	$ 1
Franklin Custodian Funds Inc Income Ser.	13,220			13,220
Washington Mutual Investors Fund	14,728			14,728
	$ 27,949	$ 0	$ 0	$ 27,949

NOTE 6 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 7 – Stockholders' Equity

Details of stockholders' equity at September 30, 2015 are as follows:

	Preferred Stock	Common Stock
Value	$ 20,000	$ 24,200
Par value	None	None
Shares authorized	5,000,000	5,000,000
Shares issued and outstanding	2,420,000	2,420,000

The common stock is the voting stock of Nestlerode & Loy, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode & Loy, Inc. There was no activity involving the shares authorized, issued or outstanding during the year ended September 30, 2015.

NOTE 8 – Pension Plan

Effective January 1, 2012, the Company replaced their SIMPLE pension plan with a 401(K) plan for the benefit of eligible employees. Eligibility under this plan is limited to employees of the Company who work at least 1,000 hours a year and have been employed for 1 year. The Company may match up to 100% of the first 3% of contributions made by employees, as well as 50% of contributions between 3% and 5%. The Company may also make profit sharing contributions to the plan at its discretion.

Company contributions totaled $23,514 under both plans for the year ended September 30, 2015.

NOTE 9 – Advertising

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising expense was $36,859 for the year ended September 30, 2015.

NOTE 10 – Provision for Income Taxes

Income tax expense (benefit) for the year ended September 30, 2015 consisted of the following:

	Federal	Deferred	Total
Federal	$ 8,220	$ 1,947	$ 10,167
State	$ 5,909	$ 1,297	$ 7,206
Totals	$ 14,129	$ 3,244	$ 17,373

Deferred tax assets consisted of the following components:

	Federal	State	Total
Unrealized holding Loss	$ 643	$ 427	$ 1,070
Charitable Contributions Expense	$ 559	$ 373	$ 932
Totals	$ 1,202	$ 800	$ 2,002

Deferred tax liabilities consisted of the following components:

	Federal	State	Total
Property and equipment	$ 493	$ 328	$ 821

The Company has charitable contribution carryforwards of $3,729, of which $974 will expire in 2016 and $2,755 in 2017.

NOTE 11 – Related Party Transactions

The Company leases office space under a month-to-month lease from West Irvin Associates, a related party that is partly owned by a minority stockholder of the Company. The total lease payments to West Irvin Associates for the year ended September 30, 2015 were $36,000.

NOTE 12 – Commitments and Contingencies

Management is not aware of any commitments or contingencies that require disclosure in accordance with U.S. generally accepted accounting principles.

NOTE 13 – Subsequent Events

Management has evaluated subsequent events through November 13, 2015, which is the date that the Company's financial statements were available to be issued. No material subsequent events have occurred since September 30, 2015 that required recognition or disclosure in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

Nestlerode & Loy, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934
September 30, 2015

NET CAPITAL

Total stockholders' equity	$	375,483
Deduct stockholders' equity not allowable for net capital computation		-
TOTAL STOCKHOLDERS' EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		375,483
Deductions		
Petty cash		69
Receivables due for fees earned from third-party participations		936
Mutual fund concessions receivable (net of related accounts payable)		805
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		2,010
Employee advances		369
Haircut on securities owned		4,192
Prepaid taxes and expenses		15,665
Fixed assets (net of accumulated depreciation and amortization)		37,820
Deferred tax assets		2,002
Other deductions		-
TOTAL DEDUCTIONS		63,868
ADJUSTED NET CAPITAL	$	311,615

AGGREGATE INDEBTEDNESS

Accounts payable - trade	$	5,620
Accounts payable - 12b-1		2,010
Accounts payable - Mutual Fund Concessions		805
Accrued salaries and wages		27,931
Accrued and withheld payroll taxes		5,020
Pension payable		
Corporate taxes payable		9,188
Deferred income taxes		821
TOTAL AGGREGATE INDEBTEDNESS	$	51,395

Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	3,427
Minimum dollar net capital required	$	50,000
Adjusted Net Capital	$	311,615
Minimum Net Capital Required (Greater of Above)		50,000
EXCESS NET CAPITAL	$	261,615
Ratio: Aggregate indebtedness to net capital		.16 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of September 30, 2015.

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Nestlerode & Loy, Inc. for the year ended September 30, 2015.

Nestlerode & Loy, Inc.
Schedule II - Selling and Administrative Expenses
For the year ended September 30, 2015

Trading expense	$	76,334
Payroll taxes		40,428
Contracted services		31,019
Insurance		14,745
Licenses and fees		10,593
Research		1,080
Dues and subscriptions		30,277
Office expense		25,094
Training and seminars		25
Professional fees		21,971
Advertising		36,859
Computer support		7,563
Telephone		21,819
Meals and entertainment		12,933
Travel & admin		2,094
Contributions		50
Depreciation and amortization		12,273
Relocation expenses		432
Client gifts		12,481
TOTAL SELLING AND ADMINISTRATIVE	$	358,070

P.O. Box 343 | State College, PA 16804

Nestlerode & Loy inc
investment advisors

Exemption Report

Throughout the fiscal year ending 09/30/2015, Nestlerode & Loy, Inc. claimed an exemption from Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer.

To the best of our knowledge and belief, Nestlerode & Loy, Inc. met the identified exemption provisions in paragraph (k)(2)(ii) throughout the most recent fiscal year ending 09/30/2015 without exception.

Respectfully Submitted,

Brian Anderson

Brian Anderson, CFO
Nestlerode & Loy, Inc.

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Nestlerode & Loy, Inc.
430 W. Irvin Avenue
State College, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by Nestlerode & Loy, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Nestlerode & Loy, Inc.'s compliance with the applicable instructions of Form SIPC-7. Nestlerode & Loy, Inc.'s management is responsible for Nestlerode & Loy, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Williams & Co., LLP

November 13, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 9/30/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012629 FINRA SEP
NESTLERODE & LOY INC
PO BOX 343
STATE COLLEGE PA 16804-0343

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Anderson 814-238-6249

2. A. General Assessment (item 2e from page 2) $ 3,062

B. Less payment made with SIPC-6 filed (exclude interest) (⟨1,521⟩)

4-15-15 CK# 4525
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,541

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,541

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nestlerode & Loy, Inc.
(Name of Corporation, Partnership or other organization)

Brian Anderson
(Authorized Signature)

CFO
(Title)

Dated the 21 day of October, 2015

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2014
and ending 9/30/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,225,004

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ N/A

Enter the greater of line (i) or (ii) ______

Total deductions Ø

2d. SIPC Net Operating Revenues $ 1,225,004

2e. General Assessment @ .0025 $ 3,062.51

(to page 1, line 2.A.)